Elliott M. Smith

Partner

(212) 294-6787

November 8, 2018

VIA EDGAR AND HAND DELIVERY

Amanda Ravitz

Assistant Director

Office of Manufacturing and Construction

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3233

Washington, D.C. 20549

Re:	Concrete Pumping Holdings Acquisition Corp.
Amendment No. 1 to Registration Statement on Form S-4
Filed October 22, 2018
File No. 333-227259

Dear Ms. Ravitz:

On behalf of our client, Concrete Pumping Holdings Acquisition Corp. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated November 2, 2018, relating to Amendment No. 1 to the Company’s Registration Statement on Form S-4 filed with the Commission on October 22, 2018 (“Amendment No. 1”).

The Company is concurrently filing via EDGAR Amendment No. 2 to the Company’s Registration Statement on Form S-4 (“Amendment No. 2”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For your convenience, the Company is also delivering via hand delivery a hard copy of this letter together with a courtesy copy of Amendment No. 2 marked to show changes from Amendment No. 1.

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter, and the Company’s responses thereto, including, where applicable, a cross-reference to the location in Amendment No. 2 of changes made in response to the Staff’s comment. Capitalized terms used herein but not defined herein have the meanings given to such terms in Amendment No. 2.

Annex B-1 - Amended and Restated Certificate of Incorporation of Concrete Pumping Holdings

Acquisition Corp., page B-6

1.	We note your response to comment 24. Please revise your disclosure and provision to clarify the applicable forum for claims arising under the Securities Act.

November 8, 2018

Response: The Company has revised the disclosure on pages 79, 283 and 293 and the provision on page B-1-6 to clarify the applicable forum for claims arising under the Securities Act.

Exhibits 5.1 and 8.1, page 1

2.	Please file executed legal and tax opinions as exhibits to the registration statement before you request acceleration of the effectiveness of your registration statement.

Response: The Company has filed executed legal and tax opinions as exhibits to Amendment No. 2.

Please contact me at (212) 294-6787 if you have any questions or require any additional information in connection with this letter or Amendment No. 2.

Sincerely,

/s/ Elliott M. Smith